American Growth Fund, Inc.
1636 Logan Street
Denver, CO 80203
February 17, 2020

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4720

Attn: John Ganley

Re:
American Growth Fund, Inc. (CIK No. 0000005138)
Application for Withdrawal of Amendment to Series Two
Registration Statement on Form N-1A (File Nos. 002-14543 and 811-00825)

Dear Mr. Ganley:

American Growth Fund, Inc, (the "Registrant") hereby applies for an order granting withdrawal of Post-Effective Amendment No. 106 filed on December
19, 2019 (Acc. No. 0000005138-19-000040)(the "Amendment") to the
Registrant's registration statement on Form N-1A (the "Registration
Statement").

No sales were made off the above mentioned prospectus.

If you have any questions regarding this application for withdrawal, please
contact Michael L. Gaughan at 800-525-2406.

Very Truly Yours,
American Growth Fund, Series Two
By: /s/ Timothy E. Taggart
Name: Timothy E. Taggart
Title: President